Exhibit 12.1

Continental Resources, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Three Months Ended March 31,			Year Ended December 31,
	Pro forma		Historical	Pro forma	Historical
	2014		2014	2013	2013	2012	2011	2010	2009
Earnings
Income before income taxes	$359,101		$359,101	$1,213,049	$1,213,049	$1,155,196	$687,445	$258,467	$110,008
Plus: Fixed charges	72,455		62,975	295,809	235,275	140,708	76,722	53,147	23,232
Less: Capitalized interest	—		—	—	—	—	—	—	—
Pro forma adjustments:
Plus: Reduction in revolver interest expense	2,355		—	5,557	—	—	—	—	—
Less: Interest expense on Senior Notes	(11,725)		—	(65,118)	—	—	—	—	—
Less: Amortization of Senior Notes discounts and costs	(110)		—	(973)	—	—	—	—	—

Earnings, as defined	$422,076		$422,076	$1,448,324	$1,448,324	$1,295,904	$764,167	$311,614	$133,240

Fixed charges
Interest expense	$62,975		$62,975	$235,275	$235,275	$140,708	$76,722	$53,147	$23,232
Capitalized interest	—		—	—	—	—	—	—	—
Pro forma adjustments:
Less: Reduction in revolver interest expense	(2,355)		—	(5,557)	—	—	—	—	—
Plus: Interest expense on Senior Notes	11,725		—	65,118	—	—	—	—	—
Plus: Amortization of Senior Notes discounts and costs	110		—	973	—	—	—	—	—

Fixed charges, as defined	$72,455		$62,975	$295,809	$235,275	$140,708	$76,722	$53,147	$23,232

Ratio of earnings to fixed charges	5.8x	(1)	6.7x	4.9x (1)	6.2x	9.2x	10.0x	5.9x	5.7x

(1)	Because the net proceeds of the offering of the Old Notes were used to repay indebtedness and because of an increase in interest related to the Old Notes compared to interest on revolving credit facility borrowings repaid, our ratio of earnings to fixed charges changed by 10% or more. After giving effect to the application of the net proceeds of the offering of the Old Notes, our pro forma ratio of earnings to fixed charges for the year ended December 31, 2013 and the three months ended March 31, 2014 would have been 4.9x and 5.8x, respectively. The pro forma ratios reflect adjustments to interest expense assuming (1) the Old Notes were issued on January 1 of either 2013 or 2014 as applicable, (2) our previously issued 4 1/2% Senior Notes due 2023 were issued on January 1, 2013, (3) the repayment of amounts outstanding on our revolving credit facility using proceeds from the offering of Old Notes occurred on January 1 of either 2013 or 2014 as applicable, and (4) the redemption of our 8 1/4% Senior Notes due 2019 planned for July 2014 occurred on January 1 of either 2013 or 2014 as applicable. Earnings for the year ended December 31, 2013 and the three months ended March 31, 2014 covered fixed charges by $1,213.0 million and $359.1 million, respectively.